Exhibit 1.01

Apogee Enterprises, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2014

This Conflict Minerals Report for the year ended December 31, 2014, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain minerals which are necessary to the functionality or production of their products. These minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG Minerals”). These requirements apply to registrants whatever the geographic origin of the minerals and whether or not they fund armed conflict in the Democratic Republic of Congo (“DRC”) or surrounding regions (collectively, the “DRC Region”).

1.	Introduction

Company Overview

Apogee Enterprises, Inc. was incorporated under the laws of the State of Minnesota in 1949. The Company believes it is a world leader in certain technologies involving the design and development of value-added glass solutions for enclosing commercial buildings and framing art. Unless the context otherwise requires, the terms “Company,” “Apogee,” “we,” “us,” and “our” as used herein refer to Apogee Enterprises, Inc. and its subsidiaries.

Our Company’s most recent fiscal year ended as of February 28, 2015 (“fiscal 2015”). Our Company is comprised of four reporting segments. Of the four segments, our Architectural Glass, Architectural Services, and Architectural Framing Systems segments serve the non-residential construction market. Our Large-Scale Optical Technologies segment serves the custom picture framing market.

•	Our Architectural Glass segment fabricates glass used in customized window and curtainwall systems comprising the outside skin of buildings. For fiscal 2015, our Architectural Glass segment accounted for approximately 34 percent of our net sales.

•	Our Architectural Services segment primarily installs and renovates customized aluminum and glass window and curtainwall systems comprising the outside skin of buildings. It also designs, engineers, and fabricates a majority of the metal systems it installs. For fiscal 2015, our Architectural Services segment accounted for approximately 25 percent of our net sales.

•	Our Architectural Framing Systems segment designs, engineers, and fabricates the aluminum frames used in customized aluminum and glass window, curtainwall, storefront and entrance systems comprising the outside skin and entrances of buildings. For fiscal 2015, our Architectural Framing Systems segment accounted for approximately 32 percent of our net sales.

•	Our Large-Scale Optical Technologies segment manufactures value-added glass and acrylic products primarily for the custom picture framing market. For fiscal 2015, our Large-Scale Optical Technologies segment accounted for approximately nine percent of our net sales.

Product Category Descriptions

For the period ended as of December 31, 2014, Apogee has chosen to define its product categories consistent with the Company’s four reporting segments. The four reporting segments are:

•	Architectural Glass

•	Architectural Services

•	Architectural Framing Systems

•	Large-Scale Optical Technologies (“LSO”)

Products manufactured and sold by us within each of these product groups contain 3TG Minerals, which are necessary to the functionality or production of the products within these product categories.

2.	Conflict Minerals Management Systems

Apogee has designed our overall conflict minerals procedures based on and in conformity with the five-step framework of The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition (“OECD Guidance”) and the related supplements for gold and for tin, tantalum, and tungsten.

•	Establish Strong Management Systems

¡	Conflict Minerals Policy

Apogee instituted a conflict minerals policy. This policy is publicly available at http://www.apog.com/responsibility/conflictminerals.html.

¡	Internal Team

We have a multi-disciplinary executive oversight committee, which is chaired by our Chief Financial Officer, and is comprised of our General Counsel, Senior Vice President of Operations and Supply Chain Management, Corporate Controller, Vice President of Shared Services and Business Process, and Shared Services Business Analyst. The purpose of the committee is to set direction and guidance, approve resources, review progress, and assist in risk management of Apogee’s Conflict Minerals Program.

¡	Purchase Order Terms and Conditions

In 2014, Apogee purchase order terms and conditions were revised to include language requiring suppliers to support Apogee’s efforts to identify the chain of custody for materials that are contained in our products, are likely to contain 3TG Minerals, are necessary to the functionality or production of our products, and do not contain scrap or recycled content (“In-Scope Materials”).

¡	Supplier Communication, Education, and Feedback

Conflict minerals survey materials sent to our direct suppliers include links to Apogee’s conflict minerals website, which includes our Conflict Minerals Policy and various conflict minerals educational materials. In addition, these communications include an e-mail address where suppliers are directed if they have any concerns or are aware of any circumstances of mineral extraction, trade, handling, and export in conflict-affected and high-risk areas.

•	Independent Audit

¡	For 2014, our overall status remains DRC conflict undeterminable, and we are therefore not subject to an Independent Private Sector Audit.

¡	We do, however, indirectly support the development and implementation of independent third-party audits of smelters or refiners (“SORs”) through our membership (membership number 0003774908) and participation in the Conflict-Free Sourcing Initiative (“CFSI”).

•	Report Annually

¡	This report and the associated Form SD are publicly available on our Company’s website at http://www.apog.com/responsibility/conflictminerals.html.

3.	Reasonable Country of Origin Inquiry

Apogee conducted a supply chain survey of 97 direct suppliers who provide In-Scope Materials. Surveyed suppliers were asked to provide answers to CFSI’s Conflict Minerals Reporting Template (“CMRT”). We reviewed CMRTs received from our direct suppliers for completeness and consistency of answers. Certain suppliers were requested to provide corrections and clarifications. Many of the CMRTs received were at a company level scope, indicating that the underlying CMRT data provided was at a level that represented the supplier’s sourcing activities as a whole, representing the full breadth of products they sell. Because the scopes of certain CMRT responses were much broader than only those products supplied to us, it is possible that certain CMRTs include SORs that do not provide In-Scope Materials that are utilized in our manufactured products. In addition, while we believe our Reasonable Country of Origin Inquiry (“RCOI”) process was reasonably designed and performed in good faith, as we did not receive responses from all suppliers of whom we inquired, our SOR data may be incomplete.

The following table describes the results of our RCOI efforts. “Suppliers Surveyed” includes suppliers that provide Apogee with In-Scope Materials. “Responses Received” describes the number of suppliers that completed the smelter list portion of the CMRT form correctly, but they may not have yet identified all the smelters in their supply chain. Our overall response rate increased from 28% in 2013 to 40% in 2014.

Product Category	Suppliers Surveyed	Responses Received	CMRT Response (%)
Architectural Glass	18	12	67
Architectural Services	32	3	9
Architectural Framing Systems	39	17	44
Large-Scale Optical Technologies	8	7	88

Total Apogee	97	39	40

4.	Design of Due Diligence

The design of our due diligence framework as set forth in this report conforms in all material aspects to the criteria set forth in the OECD Guidance, as we determined those criteria to be applicable to our circumstances and position in the supply chain as a “downstream” company with little to no direct influence on SORs.

5.	Due Diligence Performed

The due diligence measures performed by Apogee on the source and chain of custody of the necessary In-Scope Materials contained in our products that we have reason to believe may have originated from the covered countries are:

•	Reviewed CMRT responses for completeness and reasonableness based on internally defined review criteria and followed up when surveys were not returned by suppliers.

•	We supported the development and implementation of independent third-party audits of SORs by joining the CFSI. We utilized information made available to us by our participation in that program in support of our due diligence measures. In addition, we shared our summarized smelter data for 2014 with CFSI to assist them in identifying potential SORs not previously identified.

6.	Product Group Category Results

For 2014, notwithstanding our compliance efforts, we were unable to fully determine the facilities at which a portion of the necessary In-Scope Materials contained in each of our product categories were processed. Accordingly, we were also unable to determine the country of origin for a portion of the In-Scope Materials contained in our product categories. However, because of the higher response rate and quality of survey data received from direct suppliers of In-Scope Materials to our LSO product category, we have chosen to disclose in Section 7 summarized smelter data for that product category.

7.	SOR Data

The SORs were identified by our suppliers as part of our 2014 supply chain for LSO. The only 3TG Mineral that is necessary to the function or production of LSO’s products is tin. However, not all of the included tin SORs may have processed the necessary In-Scope Materials contained in our LSO product category. In some cases, multiple sources of 3TG Materials may have been used by the suppliers and the suppliers did not attribute specific SORs to individual batches of products, components, or materials. In addition, due to over-inclusiveness in the information from their suppliers or for other reasons, some suppliers may have reported to us SORs that were not in our supply chain. The SORs may not be all of the SORs in our supply chain for LSO, since the suppliers were unable to identify the SORs of some of the necessary In-Scope Materials contained in this product category and because not all suppliers responded to our inquiries.

The following categorizations were developed by the CFSI:

•	Compliant – Conflict Free Smelter Program (“CFSP”) compliant smelter.

•	On CFSP Active List (Active) – Verified SOR that is working with CFSP to get audited.

•	In Communication – Verified SOR that a CFSI member is already engaging through Verified Smelter Outreach.

•	Outreach Required (Outreach) – Verified SOR but not yet engaged with Conflict Free Smelter Program (CFSP).

•	Alleged Smelter – Has been named by a supplier, but not yet verified by CFSI as a Smelter or Refiner (SOR).

•	Not a Legitimate Smelter – SOR previously researched by the Smelter ID team and found not to be a 3TG SOR.

•	Not Known – Not known to the CFSI as a SOR.

For the LSO product category, of the 72 tin SORs listed on the supplier survey responses utilizing the CMRT, 29 are categorized as Compliant, nine are on the CFSP Active List, two are In Communication, and 10 are categorized as Outreach Required. The remaining 22 SORs are categorized as Alleged Smelters, Not a Legitimate Smelter, or Not Known SORs. We reported our list of Alleged Smelters and Not Known SORs to the CFSI in May 2015 for investigation and verification.

8.	Steps to Improve Due Diligence

Apogee will undertake the following steps during the next reporting year to improve the due diligence conducted to manage the risk that 3TG Minerals necessary for the functionality or production of our products do not benefit armed groups in the DRC Region.

•	Steps to improve survey response rates and quality:

¡	Target additional supplier education at direct suppliers who have failed to respond properly to the CMRT.

¡	Where practical, pursue CMRT responses from the next upstream supplier to our direct suppliers.

¡	Develop an internal escalation process to address direct suppliers who are not supporting our chain of custody investigation and develop specific follow-up plans.

•	Efforts to reduce risk of indirectly sourcing materials from non-CFSI compliant suppliers:

¡	Request that our direct suppliers who have identified Alleged Smelter, Not a Legitimate Smelter, or Not Known SORs on their CMRT forms investigate these matters further, with the goal of correcting their SOR lists and/or better identifying SORs for CFSI to investigate.

¡	Request our direct suppliers to encourage their upstream suppliers to pressure Outreach Required SORs to participate in the CFSP.

¡	Provide our list of Not Known and Alleged Smelters to CFSI for further investigation.